
CONTAINS ALCOHOL
11.1% ALC/VOL
BEATBOX
BEVERAGES
FRESH
WATERMELON
3.4X 5.0 FL OZ SERVINGS
16.9 FL OZ | 500mL


CØRKLESS
Bubbly
Rosé

FUTURE/PROOF

A NEXT GENERATION BEVERAGE COMPANY


BRIZZY
SELTZER COCKTAIL
BRIZZY
SELTZER COCKTAIL
WATERMELON MULE
BRIZZY
SELTZER COCKTAIL
BRIZZY
SELTZER COCKTAIL

CONFIDENTIAL BRAND OVERVIEW
Fall 2020

BEATBOX BEVERAGES

FOLLOW THE FIZZ BRIZZY SELTZER COCKTAIL

CØRKLESS

MESSAGE FROM THE FOUNDERS


BEATBOX
BEATBOX
Brad Schultz, Aimy Steadman & Justin Fenchel

We founded BeatBox Beverages almost 9 years ago with the mission of bringing people together and having fun; centered around music that connects us all globally. We wanted to build a brand that captured the feeling of being at a music festival with your best friends, not having a care in the world other than what stage you were going to hit up next. As founders this was an easy brand to represent, because this was authentic to our core with our passion for music, new connections and all-around great times. We looked up to experiential brands such as Red Bull, and truly felt from day one that we would be the Red Bull of the alcohol space, building a global experiential brand bringing a feeling of joy and connectedness across the globe.

With no prior industry experience, we utilized the entrepreneurial spirit of Austin, TX to get our product off the ground. We met incredible people that helped us navigate the complex world of the three tier-system and how to build a great brand. One of our biggest breaks occurred on national TV, when Mark Cuban decided to invest $1m in our vision. He understood that we weren't selling wine, we were selling FUN. And we continue to do that to this day, 6 years later. Selling fun shows up in everything we do, from our packaging to our marketing to our entire team.

In addition to Mark Cuban, we've been fortunate to have like-minded celebrities join our company by making cash investments into the business and helping us create brand awareness. From MTV's Rob Dyrdek, who generously featured BeatBox on his hit show "Ridiculousness", to global headlining DJ's Party Favor, Louis The Child, G.T.A, and others who authentically put BeatBox in front of our core consumer, we believe we've only just scratched the surface on what these partnerships can bring to the brand. We have now figured out the perfect mix of product, team, wholesaler network and marketing strategy. As of August 2020, our TTM revenue on the BeatBox Beverages brand surpassed $6m and Nielsen announced BeatBox as the fastest growing single-serve wine product by cases, dollars, and velocities.

Because of the disruptive nature of BeatBox and the excitement from our wholesaler partners about the incremental sales and profit we were bringing to them, we decided in late 2019 to reposition ourselves as Future/Proof Brands. Future/Proof is a collection of Millennial founders and industry veterans coming together to create disruptive brands for the next generation of adult consumers. Under this new name we launched two innovations, Brizzy Seltzer Cocktails and Corkless Canned Wine, both of which are being received with a lot of excitement in the market. With consumer habits moving increasingly in the direction of ready to drink, flavors, "better for you", and alternative/eco-friendly packaging, our current portfolio and the Future/Proof platform is positioned incredibly well to create disruptive beverage brands both in the current environment and the future.

The foundation is in place and the white space is there for continued exponential growth. Much like our DJ and music partners who perform all over the world, we feel the opportunity for BeatBox to be a global brand is there. There is a lot of work to be done, and we are incredibly excited for the next chapter as we continue to make our dreams a reality.

Cheers,

- Justin, Aimy & Brad

THE FUTURE/PROOF WAY: CORE VALUES & CULTURE

Future/Proof recognizes that strong values and culture lead to a strong business. The Company is dedicated to living out its core values and emphasizes listening to its team members and celebrating successes, all while having fun.

01 WE THINK LIKE OWNERS BECAUSE WE ALL ARE

- ✓ Everyone has ownership and a voice in the business
- ✓ F/P treats the company resources as their own
- ✓ The F/P team are the Company's Brand Ambassadors
- ✓ Management places a high-degree of value on living out and enforcing the Company's core values

02 WE ARE THE CHANGE WE WISH TO SEE IN THE ALCOHOL INDUSTRY

- ✓ F/P believes diversity is an advantage with female leaders at every level
- ✓ Innovative products that disrupt fast-growing categories
- ✓ Integrated B-Corp business model that drives a more inclusive and regenerative economy "For The Future"

03 WE ARE A SOLUTION FOR OUR WHOLESALE & RETAIL PARTNERS

- ✓ Not afraid of setting big goals and pushing to exceed them
- ✓ There are no traffic jams along the extra mile
- ✓ Implement products that are designed to be incremental to traditional beer portfolios

04 WE ARE KIND EVEN WHEN IT'S TOUGH

- ✓ Partners & people want to work with and for F/P
- ✓ The brands drives what people say when they leave the room
- ✓ The Company has a strong moral compass and a strict policy to honor and respect everyone

05 WE KNOW THERE IS ALWAYS A SOLUTION

- ✓ Led by a team of founders who find solutions
- ✓ Approach all challenges with a proposed solution
- ✓ Every NO brings F/P closer to a YES
- ✓ Identify and implement better solutions through rapid testing

06 WE KNOW HOW TO HAVE FUN

- ✓ F/P doesn't sell alcohol, F/P sells FUN
- ✓ Believe WINNING IS FUN
- ✓ Enjoy the journey and celebrate successes together!

FUTURE/PROOF BRANDS INTRODUCTION



2012
Year
Founded


MIXED BERRY MOJITO
BRIZZY
SELTZER COCKTAIL

Austin, TX
Company
Headquarters



~150
Wholesaler
Partners



3
Disruptive
Beverage Brands

Building the Beverage Brands of the FUTURE

FUTURE/PROOF was founded on the belief that future generations will continue to demand products that authentically connect with their lifestyle. The Company's mission is to create cutting-edge beverage brands that speak to innovative individuals.



24
States
(Distribution Footprint)


#BEAT
BORING

$7.7M
FY 2020P
Gross Product Revenue


BEATBOX

258k
FY 2020P Volume
Case Equivalents (CEs)


BEATBOX
BLUE

98%
FY 2019 YoY Revenue
Growth Rate

COMPANY HISTORY

2012-2013

BeatBox Beverages was founded as a business school project at The University of Texas in Austin.


BOOMBOX

BeatBox gains traction as local support grows throughout the Austin area & retailers like HEB jump on board.

2014

BeatBox founders land $1 million investment from Mark Cuban on Shark Tank.


BEATBOX

2016

BeatBox Beverages, which has become somewhat of household name associated with a number of the country's largest, most influential music festivals, participates in its first national festival, which proved to be a great success.

BeatBox introduced its eco-friendly single serving product and sales began to take off.



2017

The Company aligns distribution network with beer network and hires industry veterans, growing sales 200%+.



2018

The Company's founders appear on MTV's hit TV show, Ridiculousness, with the show's host, and BeatBox investor and advisor, Rob Dyrdek.


RIDICULOUSNESS

2019

BeatBox beverages forms parent company Future Proof and announces new disruptive brands in fast-growing alcohol categories



INNOVATIVE & EXPERIENCED MANAGEMENT TEAM

F/P

Future/Proof is led by innovative founders and seasoned beverage industry executives that have successfully created and/or scaled early stage beverage and CPG brands.

Name & Title	F/P Tenure	Prior Experience
Justin Fenchel *Co-Founder, Chief Executive Officer*	9 years	BELAIR Investment Advisors; flying penguin Where IDEAS Happen
Aimy Steadman *Co-Founder, Chief Operating Officer*	9 years	Naturally Austin; Springdale Ventures; Congress Avenue Ventures
Brad Schultz *Co-Founder, Chief Marketing Officer*	9 years	Mind Candy; Tryout
Tony Zangara *Vice President of National Accounts*	< 1 year	Founders Brewing Co.; Anheuser-Busch
Jeff McNally *Vice President of National Accounts*	2 years	MillerCoors; Kraft
Hanna Swanson *Vice President of Marketing*	1.5 years	Gambrinus; Tito's
Tim Primus *Vice President of Operations*	<1 year	Mighty Swell Sparkling Cocktails; JIN+JA; SAGE Dining Services

BRAND PORTFOLIO SNAPSHOT

F/P

FUTURE/PROOF is focused on building beverage brands of the FUTURE – the Company is comprised of three highly-disruptive, next generation brands, targeting the fastest growing alcoholic beverage categories in the market.


BRIZZY
BRIZZY
BRIZZY
BRIZZY

BEATBOX BEVERAGES


WINE-BASED PARTY PUNCH
(94% of LTM Gross Sales)

FOLLOW THE FIZZ
BRIZZY
SELTZER COCKTAIL


CANNED SELTZER COCKTAIL
(4% of LTM Gross Sales)

CØRKLESS


ALTERNATIVE PACKAGING WINE
(2% of LTM Gross Sales)

BEATBOX HIGHLIGHTS

F/P

BEATBOX
BEVERAGES

THE WORLD'S TASTIEST PARTY PUNCH

that Reinvented a Boring Category.

DELICIOUSLY POTENT
(11.1% ABV)

LOW CALORIE / WINE-BASED
(130 Calories, 8 Carbs & Gluten-Free)

ECO-FRIENDLY TETRAPAK PACKAGING
(Trend-Right, Thoughtful Packaging)

MILLENNIAL FOCUSED
(Highly Connected and Influential Customers)

FESTIVAL / PARTY INSPIRED
(The Ultimate Party Beverage)

SINGLE-SERVE RETAIL PACKAGING
(500ml Tetra Pak)


Blue Razzberry
Pink Lemonade
Tropical Punch
Fresh Watermelon
Fruit Punch
11.1% ALCOHOL BY VOLUME
BEATBOX
BLUE RAZZBERRY
PINK LEMONADE
TROPICAL PUNCH
fresh watermelon
FRUIT PUNCH

BRIZZY HIGHLIGHTS

Blood Orange Mimosa


BLOOD ORANGE MIMOSA
BRIZZY
SELTZER COCKTAIL
100
2
5%
1g

Mixed Berry Mojito


MIXED BERRY MOJITO
BRIZZY
SELTZER COCKTAIL
100
2
5%
1g

Watermelon Mule


WATERMELON MULE
BRIZZY
SELTZER COCKTAIL
100
2
5%
1g

Strawberry Rose


STRAWBERRY ROSÉ
BRIZZY
SELTZER COCKTAIL
100
2
5%
1g

BRIZZY
SELTZER COCKTAIL

CRAFT COCKTAILS MEET REFRESHING HARD SELTZER. PUSHING THE HARD SELTZER CATEGORY FORWARD WITH A PREMIUM BRAND PROMISE.

- **MIXOLOGIST FORMULATED**
  (Cocktail-Inspired, Fruit-Forward Flavors, 5% ABV)
- **“BETTER-FOR-YOU” BEVERAGE**
  (100 Calories, 2 Carbs, Gluten-Free & Nothing Artificial)
- **UNIQUE APPROACH, BROADER APPEAL**
  (Disrupting the Female-Focused, Slim Can Market)
- **VARIETY PACKS (12 pks) & SINGLE FLAVORs (6 pks)**
  (12oz. Standard Cans)

CØRKLESS HIGHLIGHTS

F/P

CØRKLESS

Premium Wine, Beautifully Designed. A Wine Made to Go Wherever You Want to Go.

- **PREMIUM CALIFORNIA WINE BLENDS**
  (Well-Sourced Liquids)
- **LIGHTLY CARBONATED**
  (Light, Refreshing Finish)
- **POSITIONED AS VALUE CANNED WINE WITH PREMIUM LIQUID**
  (Uniquely Positioned With Strong Value Proposition)
- **BEER DISTRIBUTION MODEL**
  (Distributed via Beer Wholesalers)
- **SINGLE 250ML CANS OR 4 PACK**
  (Slim Cans)

Bubbly Rose


CØRKLESS
Bubbly Rosé
250 ML | 12.2% Alc by Vol

Pinot Grigio


CØRKLESS
Pinot Grigio
250 ML | 12.7% Alc by Vol

Sweet Red Blend


CØRKLESS
Sweet Red Blend
250 ML | 8.5% Alc by Vol

Cørkless is a proud partner of One Tree Planted, a non-profit focused on global reforestation. For each purchase of a Cørkless product, the Company donates a portion of the sale back to One Tree Planted. $1 plants one tree.

TRULY UNIQUE COMPETITIVE POSITIONING

BEATBOX BEVERAGES

VALUE PROPOSITION
- #PARTYMATH = compelling value compared to other offerings in terms of amount of alcohol per dollar spent
- Unmatched portability

SELECT COMP SET
mike's, SPARKS, FRANZIA, Four Loko, JOOSE

BRIZZY SELTZER COCKTAIL
FOLLOW THE FIZZ

VALUE PROPOSITION
- Quality and attention to detail
- Mixologist formulated; craft cocktail inspired
- Incredible taste

SELECT COMP SET
White Claw Hard Seltzer, Spiked Seltzer, Natural Light Seltzer, TRULY Hard Seltzer, Bud Light Seltzer

CØRKLESS

VALUE PROPOSITION
- Superior, California sourced wines
- Charity aspect; One Tree Planted partnership
- Critically acclaimed

SELECT COMP SET
BABE, Bonterra Organic Vineyards, HOUSE WINE, Underwood

CURRENT DISTRIBUTION FOOTPRINT

F/P

Future/Proof currently distributes its brands across 24 states and aims to reach national distribution by the end of 2024. However, of the 24 states the Company is currently distributed in, Future/Proof is only distributed statewide in 9 of the 24, with minimal presence in the other 15 states.


1
1
18
7
1
1
1
1
2
1
2
1
23
1
3
2
11
2
11
5
10
5
5
11
23
16%-20% of Total Sales
11%-15% of Total Sales
5%-10% of Total Sales
0%-5% of Total Sales
= Number of Distributors

Note: States bolded in pink indicate the 9 states that the Company is fully distributed within (i.e. distribution rights already assigned in all counties). As of May 2020.

UNPRECEDENTED DISTRIBUTION OPPORTUNITY

F/P

Unlike the segment's other leading brands, which have expansive distribution presences, BeatBox distribution opportunity is virtually untapped. BeatBox is a clear category leader with a remarkable track-record outpacing and leading the category, all while relying on a distribution base that is a fraction as small as the other leading brands.

$ Sales per Point of CWD – Top 10 U.S. ($000s)[1]



BEATBOX BEVERAGES
$924
WINE CUBE
$804
VENDANGE
$470
Liberty Creek
$457
BLACK BOX
$327
BOTA BOX
$193
BAREFOOT WINE & BUBBLY
$158
CELLAR BOX
$138
FRANZIA
$133
Bandit WINES
$110

$ Sales, Vol. Sales & CWD – Top 10 U.S. ($000s)[1]

Top 10 in U.S.	Dollar Sales	Volume Sales	Cat Wtd. Distribution
Vendange	$35,053	470,634	75%
Black Box	24,927	278,134	76%
Liberty Creek	12,584	189,823	28%
Bota Box	9,996	115,477	52%
Barefoot Wine & Bubbly	7,190	78,860	46%
BeatBox Beverages	4,553	67,886	5%
Woodbridge by Robert Mondavi	2,942	29,526	32%
Wine Cube	2,746	33,337	3%
Franzia	2,300	36,537	17%
Sutter Home	1,506	17,743	30%
Total	**$103,795**	**1,317,956**	-

Source: Source: IRI w/e June 28, 2020

(1) Note: includes top 0.5LT Brand Families with Dollar Sales exceeding $10,000 for Multi-Outlet + Convenience.

EXTRAORDINARY SALES VELOCITY & VOLUME GROWTH



BEATBOX BEVERAGES NAMED C-STORES' FASTEST-GROWING SINGLE-SERVE WINE

FASTEST GROWING WINE BRAND


BEATBOX
BEATBOX
PINK

According to Nielsen, for the 52 weeks ending 01/25/20 BeatBox was the fastest-growing single-serve wine brand in the U.S. in dollars, volume & sales velocity (nearly 3.7 standard cases per placement in 2019). Additionally, Nielsen reported that BeatBox was a top 10 brand in the entire wine segment, despite distribution being limited to less than 25 states.

RAPIDLY EXPANDING ACCOUNT PENETRATION



Just a year ago, BeatBox was found in fewer than 100 chain locations. Today, BeatBox is available in 1,200+ Circle K locations, 300+ QuikTrips, 225+ Krogers, 200+ H-E-Bs, 215+ 7-Elevens, 150+ Speedways & more.

LOOKING FORWARD


BEATBOX
BEATBOX

BeatBox is well-poised to maintain its impressive recent trends – notably, growth continues with four new state openings, several new chain locations opening, and award-winning flavor innovations like brand new Tropical Punch all in 1H 2020.

EFFECTIVE, OUT-OF-THE-BOX MARKETING STRATEGIES

The Company's marketing strategy goes beyond just digital platforms. Its festival and party presence is unmatched and has proven to be extremely effective in solidifying its ethos as a brand focused on getting together and having fun.


BREAKAWAY MUSIC FESTIVAL
BREAK AWAY
BREAK AWAY

Breakaway Music Festival
(65,000+ attendees)



Imagine Festival
(25,000+ attendees)



Moonrise Festival
(30,000+ attendees)



ONE Musicfest
(50,000+ attendees)



Rolling Loud
(180,000+ attendees)


#BEATBORING
HOUSE PARTY
LIVE STREAM
THURSDAY, JUNE 25 | 630 - 930 CST

Virtual House Party

EYE-CATCHING RETAIL DISPLAYS

F/P


TRULY $2.99
3.99

Select Set of Retail Partners

Total Wine & MORE
Walmart Save money. Live better.
QT QuikTrip
K
Kroger
Speedway
H-E-B
7 ELEVEN


12.49
130 CALORIES


BEATBOX
DO THE #PARTYMATH
11.1% ALCOHOL
PARTY PUNCH


BOOZY PUNCH
BEATBOX
11.1% ALCOHOL
130 CALORIES
3 for $10
SHARK TANK

11.3K+ ACCOUNTS HAVE PURCHASED OVER THE LAST 6 MONTHS


WORLD'S TASTIEST PORTABLE PARTY PUNCH

IMPRESSIVE NATIONAL MEDIA PRESENCE

F/P

SHARK TANK

In 2014, BeatBox's co-founders pitched BeatBox Beverage on ABC's Shark Tank. Justin, Aimy & Brad received three offers, in total, from Mark Cuban, Barbara Corcoran and Kevin O'Leary. The three ultimately accepted a $1M investment from Mark Cuban's.


BEATBOX
BEVERAGES

"[FP] has you covered, taking their innovative nature to the Hard Seltzer industry with the founders, née, BeatBox, are well-versed in marketing alcoholic drinks to Millennials..."

Convenience Store Decisions

"United through a love of music and inspired by the entrepreneurial spirit of Austin, TX, the founders of BeatBox set out to create something that could help everyone #PartyBetter."

BREWBOUND
CRAFT BEER NEWS, EVENTS & JOBS

"Brizzy teamed up with renowned mixologist Terance Robson to ensure the flavor each product was formulated with attention to detail, while also in the convenience of a can."

BEVNET

"BeatBox may have once been a fantastic addition to any social setting, but now could be considered a necessity with current dynamics at universities."

TFM
TOTAL FRAT MOVE

"The days of cheap wine product from boxes have been replaced with premium options. This change has occurred thanks to pioneers such as BeatBox."

Cheers

"BeatBox Beverages started as a humble homemade cocktail and has grown to be one of the biggest disruptors in the single serving beverage market."

CHILLED
RAISE YOUR SPIRITS

WIDELY-RECOGNIZED INVESTOR BASE

Future/Proof's investor base includes a number of highly-influential individuals with strong media presences and deep knowledge across a wide array of industries.



Mark Cuban
(Billionaire Entrepreneur & Investor)



Rob Dyrdek
(Entrepreneur, TV Host, Ex-Pro Skateboarded & more)



Anna Lunoe
(Musician, EDM DJ)



Iikka Backstrom
(Professional Snowboarder)



Party Favor
(Musician, EDM DJ)



GTA
(Musician, EDM DJ)


ROSE
IN
GOOD
FAITH

Louis the Child
(Musician, EDM DJ)



Luke Davis
(Professional Surfer)



Coast Club
(Musician, EDM DJ)



Nick Gross
(Entrepreneur & Musician, EDM DJ)

EXCEPTIONALLY PASSIONATE & INFLUENTIAL CUSTOMER BASE







CORE CUSTOMER BASE OF HIGHLY-INFLUENTIAL SOCIAL MEDIA USERS THAT DISPLAY A DEEP PASSION FOR FUTURE/PROOF PRODUCTS


West Virginia University
VISIT BEATBORING.COM
TO UPLOAD YOUR FUNNY VIDEOS, MEMES, & PHOTOS.
1,064 views
dartywvu We have teamed up with @beatboxbeverages to bring you The Beat Boring Sweepstakes! Let's keep each other up and entertain ourselves on lockdown with... more


Charlottesville, Virginia
413 likes
jack_cranwell Delta Gamma Parents Formal? Nah, Beatbox photoshoot. #DropAnchor #TheWorldsTastiestPortablePartyPunch


simonagonzz
391 likes
simonagonzz Chanel's and @beatboxbeverages whatta vibe


Los Angeles, California
136 likes
biltzcastings bartender booking for @investinstockz release party

58K+ SOCIAL MEDIA FOLLOWERS ACROSS FACEBOOK, TWITTER & INSTAGRAM

MULTIPLE ACTIONABLE GROWTH OPPORTUNITIES

F/P

- Further Penetration of Current Markets



- Expansion into Near-Term Markets of Interest



- Rollout of the Brizzy & Cørkless Brands

CØRKLESS

FOLLOW THE FIZZ BRIZZY SELTZER COCKTAIL

- Execution of Margin-Improving Supply Chain Initiatives



- New Product Development Across Current & Future Brands


BEATBOX
TROPICAL
BRIZZY
CØRKLESS